EXHIBIT 77 to Neuberger Berman Income Opportunity Fund Inc.
NSAR 10/31/08

File Number: 81121334
CIK Number: 0001227699

Item 77I

In September 2008, Neuberger Berman Income
Opportunity Fund Inc. (the Fund) entered into a
Master Securities Purchase Agreement pursuant to which it issued privately placed perpetual preferred shares (PPS). The Fund issued PPS in November 2008. The PPS have a liquidation preference of $25,000 per share plus any accumulated unpaid distributions, whether or not earned or declared by the Fund, but excluding interest thereon (PPS Liquidation Value).
Dividends are accrued daily and paid quarterly for PPS. The Fund may redeem PPS, in whole or in part, at its option after giving a minimum amount of notice to the holders of the PPS but will incur additional expenses if it chooses to so redeem.

The Fund is also subject to certain restrictions relating to the PPS. Failure to comply with these restrictions could preclude the Fund from declaring any distributions to common shareholders or repurchasing common shares and/or could trigger the mandatory redemption of PPS at PPS
Liquidation Value. The holders of PPS are entitled to one vote per share and will vote with holders of common shares as a single class, except that the holders of PPS will vote separately as a class on certain matters, as required by law or the Funds charter. The holders of PPS, voting as a separate class, are entitled at all times to elect two Directors of the Fund, and to elect a majority of the Directors of the Fund if the Fund fails to pay distributions on PPS for two consecutive years.




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